Dataram Corporation
PO Box 7528
Princeton, NJ 08543

March 4, 2010

Mr. Stephen G. Krikorian
Accounting Branch Chief
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Reference:  SEC Comment Letter dated February 12, 2010

Re: Dataram Corporation
      Form 10-K for the Fiscal Year Ended April 30, 2009
      Form 8-K Filed on April 6, 2009, as Amended on May 26, 2009
      File No. 001-08266
Dear Mr. Krikorian:

Following is our response to the comments as listed in the above referenced letter. Please advise if additional information is required.

In that letter, you made two comments.

COMMENT 1.

Form 10-K For the Fiscal Year Ended April 30, 2009
Notes to Consolidated Financial Statements
(2) Acquisition, Page 14

     1. Explain why you have not included pro forma disclosures as outlined in paragraphs 54 and 55 of SFAS 141.

RESPONSE

Paragraph 54 of SFAS 141 requires that for a public business enterprise, the notes to the financial statements shall include supplemental information on a pro forma basis for the period in which a material business combination occurs (or for the period in which a series of individually immaterial business combinations occur that are material in the aggregate). Paragraph 54 and Paragraph 55 of SFAS 141 define the required disclosures of supplemental information to be included in the notes to the financial statements.

The Company concluded that the acquisition of certain assets of Micro Memory Bank, Inc. ("MMB") was an immaterial business combination. In evaluating the materiality of this business combination, we considered, among other factors, the computations pursuant to Rule 8-04(b) and (c) of Regulation S-X. Further, the Company made no other acquisition, material or immaterial, in its fiscal year ended April 30, 2009. Consequently, we concluded the pro forma disclosure requirements of Paragraphs 54 and 55 of SFAS 141 do not apply and such pro forma information was not included in the Company's Notes to Consolidated Financial Statements filed on Form 10-K for the fiscal year ended April 30, 2009. The computations pursuant to Rule 8-04(b) and (c) are presented in response to Comment 2 below.

COMMENT 2.

Form 8-K Filed on April 6, 2009, as Amended on May 26, 2009

     2. Tell us what consideration was given to whether the acquisition of MMB created a reporting obligation pursuant to Rules 8-04 and 8-05 of Regulation S-X. In this regard, please provide us with analysis in support of your determination that no financial statements or pro forma financial information was required following your acquisition of MMB. Your response should include your computations pursuant to Rule 8-04(b) and
         (c).

RESPONSE

Management considered the following provision of Rule 8-04 of Regulation S-X and determined that no reporting obligation of MMB's financial statements or pro forma financial information was required to be filed on Form 8-K with regard to the Company's acquisition of certain assets of MMB.

Rule 8-04(b) The periods for which financial statements are to be presented are determined by comparison of the most recent annual financial statements of the business acquired or to be acquired and the smaller reporting company's most recent annual financial statements filed at or before the date of acquisition to evaluate each of the following conditions:

Rule 8-04(b (1) Compare the smaller reporting company's investments in and advances to the acquiree to the total consolidated assets of the smaller reporting company as of the end of the most recently completed fiscal year.

A. Purchase price of MMB assets = $2,253,000. B. Dataram Corporation Total Consolidated Assets @ 04/30/2008: $26,110,000. A/B = 8.6%

Rule 8-04(b) (2) Compare the smaller reporting company's proportionate share of the total assets (after intercompany eliminations) of the acquiree to the total consolidated assets of the smaller reporting company as of the end of the most recently completed fiscal year.

A. MMB total assets @ 12/31/2008: $1,689,000. B. Dataram Corporation Total Consolidated Assets @ 04/30/2008: $26,110,000. A/B = 6.5%

Rule 8-04(b) (3) Compare the smaller reporting company's equity in the income from continuing operations before income taxes, extraordinary items and cumulative effect of a change in accounting principles of the acquiree exclusive of amounts attributable to any noncontrolling interests to such consolidated income of the smaller reporting company for the most recently completed fiscal year.

A. MMB's income as defined above for the year ended 12/31/2008:
$367,000. B. Dataram Corporation's five year average income as defined above: $2,978,800. A/B = 12.3%

Computational note to Section 210.8-04(b): For purposes of making the prescribed income test the following guidance should be applied: If income of the smaller reporting company and its subsidiaries consolidated exclusive of amounts attributable to any noncontrolling interests for the most recent fiscal year is at least 10 percent lower than the average of the income for the last five fiscal years, such average income should be substituted for purposes of the computation. Any loss years should be omitted for purposes of computing average income.

Dataram income as defined in (3) above

FYE 4/30/2008: $2,641,000

FYE 4/30/2007: $1,220,000

FYE 4/30/2006: $4,438,000

FYE 4/30/2005: $4,117,000

FYE 4/30/2004: $2,523,000

Five Year Average: $2,978,800

Conclusion: Use Five Year Average income as denominator in (3) above.

Rule 8-04(c)(1) If none of the conditions specified in paragraph (b) of this section exceeds 20%, financial statements are not required. If any of the conditions exceed 20%, but none exceeds 40%, financial statements shall be furnished for the most recent fiscal year and any interim periods specified in Section 210.8-03. If any of the conditions exceed 40%, financial statements shall be furnished for the two most recent fiscal years and any interim periods specified in
Section 210.8-03.

Conclusion: Since none of the conditions specified in paragraph (b) exceed 20%, financial statements are not required.

Rule 8-04(c) (2) The separate audited balance sheet of the acquired business is not required when the smaller reporting company's most recent audited balance sheet filed is for a date after the acquisition was consummated.

Applies since date of acquisition was March 31, 2009 and Dataram
Corporation reports on an April 30 fiscal year end basis.

The Company acknowledges that concerning its filings on Form 10-K for the fiscal period ended April 30, 2009 and its filing of Form 8-K Filed on April 6, 2009 as Amended on May 26, 2009; the Company is responsible for the adequacy and accuracy of the disclosure in the filings; staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Sincerely,
Dataram Corporation


/s/ Mark Maddocks
__________________________
Mark Maddocks
Vice-President, Finance
and Chief Financial Officer